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                           Three Cities Research, Inc.
                               650 Madison Avenue
                            New York, New York 10022


                                                                 August 11, 2000



Company contact: W. Robert Wright II, (212) 605-3217

For Immediate Release

              THREE CITIES ACQUIRES BUSINESS RESOURCE GROUP SHARES

         NEW YORK, NEW YORK, August 11, 2000--Three Cities Research, Inc. and Business Resource Group, Inc. today announced that an investment group advised by Three Cities Research has accepted the shares of Business Resource Group common stock which were tendered in response to the investment group's $9.25 per share tender offer.

         A total of 4,935,859 shares, representing 92.8% of Business Resource Group's stock, was tendered in response to the tender offer, which expired at 5:00 Eastern Standard Time on August 11, 2000. In addition, two officers of Business Resource Group exchanged 319,168 Business Resource Group shares for interests in the entity through which the Three Cities investors will own Business Resource Group. This will bring the Three Cities group's ownership to 98.8%.

         Three Cities expects to complete shortly a merger of Business Resource Group into the Three Cites acquisition entity. In the merger, Business Resource Group stockholders other than the Three Cities investors will receive the same $9.25 per share in cash that is being paid to shareholders who tendered their shares in response to the tender offer. Following the merger, Business Resource Group will be wholly owned by the Three Cities investor group.

         Completion of the tender offer had been conditioned on expiration or termination of waiting periods under the Hart Scott Rodino Antitrust Improvements Act. The waiting periods were terminated on August 4.

         Business Resource Group provides comprehensive, single-sourced workspace product and service solutions specializing in the cost-effective management of change in business facilities.

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